EXHIBIT 8.1

[Letterhead of Cadwalader, Wickersham & Taft LLP]

February 27, 2008

Citicorp Mortgage Securities, Inc.
1000 Technology Drive
O’Fallon, Missouri 63368-2240

Re:	Citicorp Mortgage Securities Trust, Series 2008-1

Ladies and Gentlemen:

We have acted as special tax counsel to Citicorp Mortgage Securities, Inc. (the “Company”) in connection with the proposed sale by the Company and purchase by Citigroup Global Markets Inc., as an underwriter (“Citigroup”) of Citicorp Mortgage Securities Trust, Series 2008-1 REMIC Pass-Through Certificates, Class IA-1, Class IA-2, Class IIA-1 and Class A-PO (collectively, the “Citigroup Certificates”), pursuant to the terms of the underwriting agreement, dated January 10, 2008 (the “Citigroup Underwriting Agreement”), among the Company, Citigroup Inc. and Citigroup, and (ii) Banc of America Securities LLC, as an underwriter (“Banc of America”) of Citicorp Mortgage Securities Trust, Series 2008-1 REMIC Pass-Through Certificates, Class B-1, Class B-2 and Class B-3 (collectively, the “Banc of America Certificates” and, together with the Citigroup Certificates, the “Certificates”), pursuant to the terms of the underwriting agreement, dated February 20, 2008 (the “Banc of America Underwriting Agreement” and, together with the Citigroup Underwriting Agreement, the “Underwriting Agreements”), among the Company, Citigroup Inc. and Banc of America.  The Certificates are being issued pursuant to a Pooling and Servicing Agreement, dated February 1, 2008 (the “Pooling and Servicing Agreement”), among the Company, CitiMortgage, Inc., as Servicer and Master Servicer, U.S. Bank National Association, as Trustee, and Citibank, N.A., as Paying Agent, Certificate Registrar and Authenticating Agent.  Capitalized terms used herein but not defined herein have the respective meanings given to them in the Pooling and Servicing Agreement.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, and the accuracy of the matters set forth in the documents, agreements and instruments we reviewed.  As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Underwriting Agreements and the Pooling and Servicing Agreement and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials.  Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (i) the Prospectus consisting of the core prospectus and prospectus supplement, dated February 26, 2008 (the “Prospectus”) relating to the offering of the Certificates and (ii) the Pooling and Servicing Agreement.

Items (i) and (ii) above are referred to in this letter as the “Transaction Documents.”

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and (other than with respect to the Company) that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms.  As used herein, “to our knowledge,” “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Underwriting Agreements.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and, to the extent expressly referred to in this letter, the federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that the descriptions of federal income tax consequences appearing under the headings “Federal income tax consequences,” “Taxation of certificate holders” and “Taxation of the Trust” in the Prospectus accurately describe the material federal income tax consequences to holders of the Certificates, under existing law and subject to the qualifications and assumptions stated therein.  We also hereby confirm and adopt the opinions expressly set forth under such headings, under existing law and subject to the qualifications and assumptions stated therein.

We hereby consent to the filing of this letter as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-145532) filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2007 and declared effective on November 21, 2007 (as amended, the “Registration Statement”), as it relates to the Certificates and to the reference to this firm under the headings “Legal opinions” and “Taxation of the Trust” in the Prospectus.  This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

No opinion has been sought and none has been given concerning the tax treatment of the issuance and sale of the Certificates under the laws of any state.  In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP